CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse Announces June Monthly Coupon Payments of $0.0491 per ETN on its Gold Shares Covered Call ETN (ticker symbol “GLDI”) and $0.1327 per ETN on its Silver Shares Covered Call ETN (ticker symbol “SLVO”)

New York, June 18, 2014 - On June 16, 2014, Credit Suisse declared $0.0491 per ETN monthly Coupon Payment for the Gold Shares Covered Call ETN (the “GLDI ETN”) and declared $0.1327 per ETN monthly Coupon Payment for the Silver Shares Covered Call ETN (the “SLVO ETN”). The respective Coupon Payments are payable on June 25, 2014 to holders of record on June 20, 2014. The ex-dividend date is June 18, 2014.
The Coupon Payments represent a current yield of approximately 4.32% per annum on the GLDI ETN and a current yield of approximately 10.53% per annum on the SLVO ETN.  The “current yield” equals the current monthly Coupon Payment annualized and divided by the Closing Indicative Value of the applicable ETN on June 16, 2014.
The current yield is not indicative of future monthly Coupon Payments, if any, on the ETNs. The monthly Coupon Payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD shares or the SLV shares, as applicable, and such payments do not represent fixed periodic interest payments.
The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. The ETNs are not linked to, and investors have no rights to any physical commodity. Monthly coupon payments on the ETNs will vary and could be zero. Variable monthly coupons are generated from selling covered calls, which limits upside participation.  There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest.  An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Press Contact
Nicole Sharp, Credit Suisse AG, telephone +1 212-325-8708, nicole.sharp@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,600 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.